George M. Silfen
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022   April 10 , 2007

> RE: Robeco-Sage Triton Fund, L.L.C.
>   File Nos.: 333-141079; 811-21472

Dear Mr. Silfen:

On March 5, 2007, your firm filed a registration statement on Form N-2 on behalf of Robeco-Sage Triton Fund, L.L.C. (the "Fund"). The registration statement relates to the public offering of limited liability company units of the Fund. The registration statement represents amendment number one to the Fund's registration statement under the 1940 Act. Pursuant to Release No. 33-6510 and in reliance on the representations contained in your letter dated March 5, 2007, we performed a limited review of the registration statement. Your letter represented that the disclosure is substantially similar to the disclosure contained in the effective registration statement of the Robeco-Sage Multi-Strategy Fund, L.L.C. You state that the only difference between the respective disclosure documents is that the Fund is offered exclusively to United States tax-exempt and non-United States investors.

Financial Comments

1) In the Summary of Fund Expenses, please confirm that the line item "Acquired Fund (Portfolio Funds) Fees and Expenses" includes all expenses relating to leverage, including, but not limited to interest expense on borrowings. Please also confirm that this expense line item incorporates all expenses included in the acquired funds' statements of operations.

2) In footnote (4) to the Summary of Fund Expenses, confirm that reimbursements will be made only to the extent that the reimbursement does not cause the Fund's ordinary operating expenses for any year to exceed the expense limitation in effect at the time the expenses were waived.

3) In footnote (4) to the Summary of Fund Expenses, disclose that "ordinary operating expenses" does not include Acquired Fund (Portfolio Funds) fees and expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

- The Fund is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to all comments by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions, please call me at (202 551-6970).

Sincerely,

Mary A. Cole
Senior Counsel

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